

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 27, 2012

<u>Via E-mail</u>
Mr. Gregory J. Bylsma
Chief Financial Officer
Herman Miller, Inc.
855 East Main Avenue
Zeeland, MI 49464

      RE: Herman Miller, Inc.
              Form 10-K for the Year ended June 2, 2012
              Filed July 31, 2012
              File No. 1-15141

Dear Mr. Bylsma:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                Sincerely,

                /s/ Rufus Decker

                Rufus Decker
                Accounting Branch Chief